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SEC Mail Processing

MAR 03 2025

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68647

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Lloyds Securities Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1095 Avenue of the Americas
(No. and Street)

New York	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Rowlands	212-895-9555	mark.rowlands@lbusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Rowlands, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lloyds Securities Inc., as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Principal Financial Officer

[signature]
Notary Public

DEBORAH WILSON
Notary Public, State Of New York
No. 01WI6217657
Qualified in Kings County
Commission Expires Feb 16 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Lloyds Securities Inc.

Statement of Financial Condition And Report of Independent Registered Public Accounting Firm
December 31, 2024

Filed pursuant to 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

Lloyds Securities Inc.
Index
December 31, 2024

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of Lloyds Securities Inc.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lloyds Securities Inc. (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28, 2025

We have served as the Company's auditor since 2021.

Lloyds Securities Inc.
Statement of Financial Condition
December 31, 2024

Assets	
Cash and cash equivalents	$ 46,148,209
Securities owned, at fair market value	154,958,150
Fees receivable from contracts with customers	3,268,268
Receivable from affiliates	3,484,996
Prepaid federal and state taxes	2,108,765
Receivable and deposit from clearing broker	3,241,938
Deferred tax assets	1,331,313
Other assets	1,504,865
Total assets	216,046,504
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	8,100,525
Total liabilities	8,100,525
Commitments and contingencies (Note 7)	
Subordinated borrowing	125,000,000
Stockholder's equity	
Common stock - $0.01 par value, 1,000 shares authorized, 10 shares issued and outstanding	-
Additional paid-in-capital	70,000,000
Retained earnings	12,945,979
Total stockholder's equity	82,945,979
Total liabilities and stockholder's equity	$ 216,046,504

The accompany notes are an integral part of this statement of financial condition.

Lloyds Securities Inc.
Notes to the Statement of Financial Condition
December 31, 2024

1. Organization and Description of the Business

Lloyds Securities Inc. (the "Company"), a Delaware corporation incorporated on March 11, 2010, is wholly owned by Lloyds America Securities Corporation, (the "Parent"). The ultimate parent of the Company is Lloyds Banking Group plc, a company incorporated in the United Kingdom. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's business activities include investment banking and institutional sales with respect to U.S. and foreign debt securities. The Company operates as an introducing broker and clears all transactions with and for customers through its U.S. clearing broker or its foreign affiliate.

2. Significant Accounting Policies

Basis of Presentation
The statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). The U.S. dollar is the functional currency of the Company. In the opinion of management, all adjustments necessary to present fairly the financial position at December 31, 2024 have been made.

Cash and Cash Equivalents
The Company defines cash equivalents as short-term interest bearing investments with maturities at the time of purchase of three months or less, that are not held for sale in the ordinary course of business.

Securities Owned
Securities owned are used in the Company's investment activities and are recorded at fair value in the statement of financial condition. Transactions in securities owned are recorded on a trade date basis.

Fair Value of Financial Instruments
The Company categorizes the financial instruments carried at fair value on its statement of financial condition based on a three-level hierarchy. This hierarchy gives the highest priority to quoted prices in active markets for identical financial instruments (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial instrument cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Refer to Note 9 for details of valuation techniques and significant inputs to valuation models.

Fees Receivable from Contracts with Customers
Fees receivable from contracts with customers primarily includes amounts arising from debt security offerings in which the Company acts as an underwriter. The Company assesses expected losses based on the nature of the receivables, consideration of all relevant factors and history of credit losses. As of December 31, 2024, the Company has concluded that no provision is required.

Principal Transactions
All securities transactions are recorded on trade date.

Income Taxes
A current tax liability or asset is recognized for the estimated taxes payable or refundable on tax returns for the current year. A deferred tax liability or asset is recognized for the estimated future tax effects attributable to temporary differences, tax loss carryforwards, and tax credits. The measurement of current and deferred tax liabilities and assets is based on provisions of the enacted tax law; and the effects of future changes in tax laws or rates are not anticipated. The measurement of deferred tax assets is reduced, if necessary, by the amount of any tax benefits that, based on available evidence, are not expected to be realized.

Deferred tax assets are recognized to the extent that it is believed that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company is a member of a federal consolidated tax return filed with the Parent, and it is also a member of a combined group in filing various state and local income tax returns. The separate return method is used by the Company to compute its current and deferred tax items reported in the statement of financial condition. Under this method, the Company is assumed to file separate income tax returns in all jurisdictions, and thereby, paying the applicable taxes to or receiving the appropriate refunds from its parent where applicable. Any amounts due to or due from its parents are reported as inter-company payable or receivable.

Uncertain tax positions, if any, are evaluated in accordance with ASC 740-10-25, "Accounting for Uncertainty in Income Taxes", which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. Uncertain tax positions are recorded in a two-step process in which (1) it is determined whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company would recognize interest and penalties related to unrecognized tax benefits in accrued expenses and other liabilities in the statement of financial condition.

Use of Estimates
The preparation of the statement of financial condition in accordance with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition during the reporting period. Actual results could differ from those estimates, such as deferred tax.

Concentration of Credit Risk

The Company is engaged in various trading, brokerage and underwriting activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default is affected by the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty. As of December 31, 2024, one uninsured short-term interest bearing Certificate of Deposit ("CD") represented 54% of the Company's cash and cash equivalents and three financial institutions represented 68% of the Company's fees receivable from contracts with customers balance. All cash is held at one financial institution and exceeds the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. As of December 31, 2024, management does not believe there is a significant risk of nonperformance with respect to such deposits and receivable balance.

3. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital.

The Company has elected, and was approved by FINRA, to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintains minimum net capital, as defined by the SEC and FINRA. At December 31, 2024, the Company had net capital of $196,033,191, which was $195,783,191 in excess of the required net capital of $250,000.

The Company operates as an introducing broker and clears all of its transactions with and for customers through its U.S. clearing broker dealer. Accordingly, the Company does not carry any customer accounts and claims exemption from SEC Rule 15c3-3 under section (k)(2)(ii). In addition, the Company acts as agent for its foreign affiliate in securities trades that its affiliate conducts with US investors. These trades are cleared by its affiliate and the Company claims exemption from SEC Rule 15c3-3 under section (k)(2)(i).

4. Other Assets and Accrued Expenses and Other Liabilities

The Company's other assets are comprised of the following:

Interest receivable	$ 1,319,936
Prepaid expenses	184,929
Total	$ 1,504,865

The Company's accrued expenses and other liabilities are comprised of the following:

Payable to affiliates	$ 3,592,825
Accrued compensation	2,326,870
Payable to broker-dealers	1,631,663
Accrued other expenses	549,167
Total	$ 8,100,525

5. Income Taxes

The Company files a U.S. federal tax return that is filed on a consolidated basis with the Parent. Any federal tax receivable and payable among the members in the federal consolidated group, are settled through a tax sharing agreement. The Company is a member of a combined group in filing various state and local income tax returns. Any taxes receivable and payable among members in the combined group, are settled through a tax sharing agreement.

The components of the deferred tax assets and liabilities as of December 31, 2024 are as follows:

Deferred tax assets		
Foreign related party interest accrual	$	653,249
Deferred compensation		624,220
Start-up costs		53,844
Total deferred tax assets		1,331,313
Deferred tax liabilities		-
Net deferred tax assets	$	1,331,313

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. No valuation allowance has been recorded at December 31, 2024 as a result of management's evaluation.

As of December 31, 2024, the Company has concluded that there are no material uncertain tax positions. Additionally, it is the belief of management that the total amount of uncertain tax positions, if any, will not materially change over the next 12 months.

The federal, state and local income tax returns for 2021, 2022 and 2023 are open for examination by the tax authorities. There are no penalties recorded at December 31, 2024.

6. Employee Compensation and Benefits

As of December 31, 2024, the Company had a total of $1,415,943 of additional liabilities to be accrued over an average of 3 years associated with the compensation deferral program and share-based compensation.

401(k) Plan

The Company participates in a defined contribution 401(k) plan ("the Plan") sponsored by Lloyds Bank Corporate Markets plc ("LBCM") in which substantially all employees are eligible to participate. Under the terms of the Plan, the Company is required to make contributions to the Plan equal to 100% of the contributions made by each Company participant, up to certain limits.

Compensation Deferral Program
The Company's ultimate parent, Lloyds Banking Group plc, implemented a cash bonus deferral program in March 2010. Under the Company's compensation deferral program, a portion of the employees' estimated compensation over a certain threshold amount is deferred and is expected to vest over an average of 3 years. An individual with a deferral must be an employee of the Company on vesting date to receive payment.

Share-Based Compensation
The Company's ultimate parent, Lloyds Banking Group plc, provides share-based compensation to senior employees through a number of schemes; these are all in relation to shares in the Company's ultimate parent. In the U.S., this compensation is in the form of share price linked awards. The awards are made on the basis that the share price linked awards will be released or exercised subject to the rules of the plans and to the extent that the respective performance objectives and conditions are satisfied. The value of the employee services received in exchange for share price linked awards granted under these plans is recognized over the vesting period of the instruments.

7. Commitments and Contingencies

Financial Instruments With Off-Balance Sheet Risk
In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. The Company introduces all of its customer domestic transactions, which are not reflected in this statement of financial condition, to a clearing broker, who clears such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing broker, the clearing broker may charge the Company for counterparty nonperformance. The Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2024, the Company has recorded no liabilities with regard to the right, as it does not currently expect the final outcome of any such matter to have a material adverse effect on its financial position.

Firm Underwriting Commitments
In the normal course of business, the Company enters into firm commitments for debt securities underwriting which occurs immediately prior to the offering. No transactions related to such underwriting commitments were open at December 31, 2024.

Litigation
The Company may be named as defendant in legal actions, such as lawsuits and arbitrations seeking compensatory and other damages. Reserves for legal actions are established as appropriate for potential losses that are both probable and reasonably estimable. As of December 31, 2024, management is aware of no such actions that would be reasonably expected to have a material effect on the Company's statement of financial condition.

8. Related Party Transactions

The Company enters into certain transactions and service arrangements with its affiliates, some of which are subject to service level agreements. All of these affiliates are beneficially owned by the ultimate parent, Lloyds Banking Group plc.

In July 2023, the Company entered into a $125,000,000 subordinated term loan with LBCM with a maturity date of June 2, 2028. The interest rate is daily compounded SOFR plus 363 basis points. Accrued interest is included in accrued expenses and other liabilities on the statement of financial condition. The subordinated term loan is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

The Company also has access to uncommitted lines of credit from LBCM to support general corporate purposes. LBCM has discretion as to whether or not to make a loan under the line of credit and is required to approve the funded amount and terms prior to funding. Accrued interest is included in accrued expenses and other liabilities on the statement of financial condition. There were no borrowings as of December 31, 2024.

The following table sets forth the Company's related party assets and liabilities as of December 31, 2024:

Assets	
Receivable from affiliates	$ 3,484,996
Total	3,484,996
Liabilities	
Payable to affiliates	2,833,477
State and local income tax payable to affiliates	759,348
Subordinated borrowing	125,000,000
Total	$ 128,592,825

The Company paid a dividend in the amount of $7,462,381 to the Parent.

9. Fair Value of Financial Instruments

The Company categorizes the financial instruments carried at fair value based on a three-level hierarchy.

The fair value hierarchy can be summarized as follows:

Level 1 Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Since valuations are based on quoted prices that are readily and regularly available in active markets, valuation of these products does not entail a significant degree of judgment.

Level 2 Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable either directly or indirectly.

Level 3 Valuations based on inputs that are unobservable and significant to the overall fair value measurement. During the year ended December 31, 2024 and as of December 31, 2024, the Company did not hold any financial instruments that met the definition of Level 3.

The following table summarizes by level the fair value hierarchy assets for cash and cash equivalents and securities owned, at fair market value as of December 31, 2024.

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents				
CD	$ -	$ 25,003,500	$ -	$ 25,003,500
Securities owned, at fair market value				
CDs	-	115,014,150	-	115,014,150
U.S. Government Treasury Bill	39,944,000			39,944,000
Total	$ 39,944,000	$ 140,017,650	$ -	$ 179,961,650

The above assets mature at various dates, ranging from January 2025 to March 2025.

ASC 825, Financial Instruments, requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the statement of financial condition. Management estimates that the fair value of the financial instruments recognized on the statement of financial condition (including cash, receivables, accrued expenses and other liabilities and a subordinated borrowing) approximates the carrying value because of the short maturity of the instruments, or that they bear market interest rates.

10. Segment Reporting

The Company is engaged in a single line of business as a registered broker-dealer, which is comprised of services including investment banking and institutional sales. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole.

11. Subsequent Events

The Company has evaluated subsequent events occurring after the statement of financial condition date December 31, 2024, through February 28, 2025. Based on this evaluation, the Company has determined that no subsequent events have occurred which would require disclosure or adjustment to the statement of financial condition.